No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF December 2008

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

Honda Motor Co., Ltd. has announced a summary of the 2008 Year-End Speech by Honda’s President & CEO, Takeo Fukui.

Exhibit 2:

On December 17, 2008, GS Yuasa Corporation and Honda Motor Co., Ltd. announced that they have reached a basic agreement to establish a joint venture company which will manufacture, sell and conduct R&D for high-performance lithium-ion batteries for applications with a central focus on hybrid vehicles. The two companies will now begin concrete discussions with an aim to establish the new company sometime around spring 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: January 14, 2009

Summary of 2008 Year-End CEO Speech

TOKYO, Japan, December 17, 2008—The abrupt change involving the global automobile industry from mid-September of this year that was triggered by the financial crisis, forced all the automakers to change various plans over a very short period of time. The situation is worsening day by day and is showing no sign of recovery.

Despite this severe business environment, Honda has been able to introduce its advanced environmental technologies to its customers in the form of products such as the FCX Clarity fuel cell vehicle and the all-new Insight hybrid vehicle.

Facing an urgent need to address the sharp sales downturn, production adjustments have been made starting from the latter half of this year in North America, Europe, and Japan to maintain appropriate inventory levels. Honda has further decided to make an additional production adjustment of 54,000 units of automobiles in Japan during the current fiscal year.

[Revised forecast for consolidated financial results for the fiscal year ending March 31, 2009]

•

At the board of directors meeting held today, Honda resolved to amend the forecast of consolidated financial results for the fiscal year ending March 31, 2009, which was last announced October 28, 2008.

•

New forecasts are: net sales and other operating revenue; JPY 10,400 billion (-13.4% from previous fiscal year), operating income; JPY 180 billion (-81.1%), income before income taxes; JPY 190 billion (-78.8%), equity in income of affiliates; JPY 125 billion (+5.1%), net income; JPY 185 billion (-69.2%), basic net income per common share; JPY 101.95 (-69.2%).

•

The forecast for the fiscal third quarter dividend is 11 yen per share. The payment of the year-end dividend per share of common stock has not been decided yet. The company will propose the year-end dividend upon consideration of its consolidated financial results for the fiscal year ending March 31, 2009 and forecasts for consolidated financial results for the fiscal year ending March 31, 2010.

•	Unit sales forecasts are: motorcycles; 10.3 million units (+10.5%), automobiles; 3.65 million units (-7%), power products; 5.185 million units (-14.4%).

[Estimated CY2008 Worldwide Sales]

Motorcycles: 15.12 million units (up 12 % from 2007)

Automobiles: 3.77 million units (100% of 2007)

Power Products: 5.67 million units (down 7% from 2007)

[Motorcycle]

Even in the growing motorcycle markets in emerging countries in Asia and South America, overall motorcycle sales experienced a slowdown in the latter half of the year due to the impact of the credit crunch.

<Asia Oceania - Motorcycle>

•	2008 sales forecast: 11.042 million units (up 15% from 2007)

<South America - Motorcycle>

•	2008 sales forecast: 1.732 million units (up 13% from 2007)

[Automobile]

The situation is worsening every day in all regions.

<U.S. - Automobile>

•	The overall market is declining since the latter half of the year due to the impact of the credit crunch

•	2008 sales forecast: 1.43 million units (down 8% from 2007)

<South America - Automobile>

•	The financial situation is rapidly worsening since the latter half of the year.

•	2008 sales forecast: 157,000 units (up 34% from 2007)

<Europe - Automobile>

•	The financial crisis has accelerated involving growing markets in Eastern Europe and Russia.

•	2008 sales forecast: 380,000 units (up 1% from 2007)

<Asia - Automobile>

•	Strong sales of the all-new City are contributing positively to overall sales, however, we have begun to see the impact of the global economic crisis in this region as well.

•	2008 sales forecast: 380,000 units (up 1% from 2007)

<China - Automobile>

•	2008 sales forecast: 478,000 units (up 12% from 2007)

<Japan - Automobile>

•	2008 sales forecast: 622,000 units (100% of 2007)

[Power Product]

•	2008 sales forecast: 5.672 million units (down 7% from 2007)

Direction and challenges Honda must undertake

•	The mid- to long-term challenges Honda must undertake to succeed in this severe economic environment and continue growing have not fundamentally changed;

1) Advancement of our global production system and capabilities with a central focus on Japan due to its leader function

2) Creation of fuel efficient products that reduce our environmental footprint, which Honda has been continuously pursuing since the establishment of the company

3) Further advancement of our motorcycle business, which is the origin of Honda

•	Maintaining a long-term viewpoint, Honda undertakes these challenges in preparation for future growth.

•

At the same time, new actions must be undertaken. In order to minimize the impact of recent changes in the business environment on the company’s earnings and to focus fixed company resources on necessary areas, all investments and development projects will be reassessed from scratch and prioritized.

•

Toward this end, Honda will closely monitor the marketplace and then carefully determine what actions need to be taken. Once decisions are made, Honda will take quick action as the company realizes the situation is very urgent and a slight delay in making management decisions could be critical.

•

Based on this understanding of the situation, bonuses for directors, corporate auditors and operating officers will be reassessed based on the business results of the current fiscal year ending March 31, 2009. In addition, monthly remuneration of directors, corporate auditors and operating officers will be cut by 10% for all directors starting January 2009.

Actions to be undertaken

Honda will reassess the priorities of all investment/development projects.

< Reassess new production facilities and capacity expansions>

•	New auto plant in Yorii: The start of operations, initially scheduled for 2010, will be delayed more than one year.

•

New engine plant in Ogawa: Starting July 2009 as originally planned, the production will begin in stages. The plant will initially be responsible for casting and machining processes and supply engine components to auto plants in Japan and regions outside of Japan.

•	New mini-vehicle production plant at Yachiyo Industry’s Yokkaichi Factory: The start of full-scale operation, initially scheduled for 2010, will be delayed a little more than a year.

•

Regions outside of Japan: Expansion of automobile production capacity in some countries including India, initially scheduled for 2010, and Turkey, initially scheduled for mid- 2009, will be delayed considering the current market situations.

•

While making global production adjustments, Honda will make a thorough effort to mature its flexible production system to establish a company structure which enables Honda to get through anticipated future changes with minimal impact.

•	Production of the Stream will be transferred from Suzuka Factory to Saitama Factory starting January 2009.

•	Production of the U.S. and Canada version of the Honda Fit will also start in Saitama Factory from spring in 2009 in addition to production in Suzuka Factory.

< Sales>

•

In Japan, where demand has shifted toward small-sized vehicles including mini-vehicles, Honda will strengthen its Honda Cars sales network. Meanwhile, considering the recent changes in the business environment, Honda decided to withdraw its prior plan to introduce the Acura brand in the Japanese market around 2010.

< R&D >

•	The development of the NSX successor model equipped with V10 engine will be cancelled.

•	The start of operations at the new R&D Center in Sakura, which was scheduled to become fully operational in 2010, will be delayed.

•	Honda has decided to withdraw from all Formula One activities, making 2008 the last season of participation.

•	While reassessing investment priorities, Honda will concentrate its investments on initiatives which enable Honda to survive in the rapidly changing world and achieve continuous future growth.

Further strengthening advanced environmental technologies while maintaining a long-term viewpoint

•

In order for Honda to sustain its business during the next 100 years of the automotive industry, it is critical for the company to further strengthen its ability to continue advancing environmental technologies and to apply them to creative and attractive products.

•

Since the establishment of the company, Honda has been consistently pursuing advanced environmental technologies in every business area. More than ever, Honda will concentrate its resources on the development of fuel-efficient products.

•	The keys to achieve this goal are advancements of electromotive technologies including hybrid models as well as motorcycles and small cars.

•	By concentrating the focus of its technology and product development efforts largely into these two areas, Honda will strive to achieve a breakthrough under the difficult business environment.

[Hybrid models]

•	Honda recognizes hybrid technologies as the most realistic path for CO2 reduction at this moment.

•	To effectively utilize fixed resources, Honda believes it is most important to focus all of our energy on hybrids and achieve mass market penetration as soon as possible.

<All-new Insight>

•

The all-new Insight, which will make its world debut in Detroit early next year and achieve both excellent fuel economy and an attractive price has been a pioneer model toward mass market penetration for hybrid vehicles.

•

It will offer convincing economic benefits for customers through its excellent fuel economy. At the same time, the all-new Insight will also enable drivers to feel the joy of driving through its zippy, yet light and comfortable driving performance.

•	Insight sales are scheduled to begin in spring 2009. As for the price, which is the key factor for mass market penetration, Honda is targeting to offer a starting price below 2 million yen in Japan.

•

The all-new sporty hybrid vehicle based on the CR-Z will go on sale by the end of 2010. This vehicle is being developed to become a model which offers new value of the “joy of driving” which only a hybrid vehicle can offer.

•	Honda will enhance its hybrid lineup while considering the possibility of applying hybrid technology to medium to large-size vehicles.

<Production>

•

Honda will also strengthen its manufacturing system to support sales of hybrid models. As for the hybrid motor, which is one of the key components of a hybrid system, production on a new assembly line added to the Suzuka Factory just began last month (November 2008).

•

Combined with the 70,000-unit capacity of the first line, total motor production capacity will be increased to 250,000 units annually. Honda will establish a production system and the capabilities to be prepared for a further increase in demand for hybrid models.

[Small car model]

•	Along with hybrid models, Honda will focus on and accelerate product development of small cars for which an increase in global demand is expected.

•

To minimize the impact of raw material prices, which fluctuate based on various external factors, Honda will build products with a minimal reliance on expensive materials, which will enable Honda to offer its customers products with stable cost competitiveness.

•

In order to fulfill strong demand from customers, especially in newly emerging countries where motorization continues to advance, Honda is making progress in the development of a new small car which will be positioned in the class below Fit with a goal to introduce it to the market in two to three years.

•	To further enhance its product strengths in the small-size vehicle segment, Honda will make progress in the development of small-size diesel engines.

•	To concentrate its resources on hybrid models and small cars, the introduction of medium to large-size diesel models in the U.S. and Japan will be delayed.

Motorcycles will support Honda in the difficult business environment

•	Honda’s toughness in meeting changes in the business environment comes from the global business foundation built around the three axes of motorcycles, automobiles and power products.

•

History shows that motorcycles remain strong in a difficult market environment and have always supported Honda in difficult times. People showed renewed interest in the value of motorcycles which consume less fuel for commuting purposes as well as for their easy-to-own/easy-to-use efficiency.

•

In the newly emerging countries in regions such as Asia and South America where motorcycles are being used for everyday transportation, long-term and steady market growth is expected despite some external factors such as changes in economic conditions.

<All-new Wave 100>

•

Honda is planning to install PGM-FI to all motorcycle models sold in Thailand by the end of 2009. The most important model for this FI strategy, Wave 100, will undergo a full model change in January 2009.

•

Wave 100 series, which is based on the Cub and thus can be called the “Asian Cub,” has been a key model for Honda with annual sales of approximately 2.6 million units in seven countries mostly in the ASEAN region. With the all-new Wave 100, fuel economy was further improved. Moreover, by unifying product specifications as a strategy to pursue smooth introduction to multiple production bases, it was possible to achieve improved efficiency during the development and startup of production as well as significant cost reduction. After the introduction in Thailand, the all-new Wave 100 will be introduced sequentially to other ASEAN nations.

<Electric motorcycle>

•

Honda is currently developing a battery-powered electric motorcycle which emits no CO2 during operation, because the characteristics of a battery can be better utilized in the area of motorcycles, which are often used for short distance travel. Honda is aiming to introduce this electric motorcycle to the market about two years from now.

Power Products

•	In its power products business, Honda will focus also on the development of energy creation products to support a mobility society which includes automobiles and motorcycles.

<Solar cell business>

•

In October 2007, Honda Soltec began production of thin-film solar cells for residential use. In October 2008, the company entered the solar cell market for public and industrial uses in order to accommodate demands from more customers.

<Compact household cogeneration unit>

•

Honda is currently developing a new model of Honda’s ECOWILL compact household cogeneration system, with a target to introduce it to the market in two to three years. The new model will be equipped with an even smaller and more efficient core unit, a unique Honda technology, pursuing a high level of environmental performance.

<Mini-tiller>

•

Targeting the rapidly growing demand in the home gardening market in Japan, Honda will introduce a new mini-tiller with a cassette gas-based engine in spring 2009, under the product name Pianta. Honda aims to cultivate new demand by introducing a new product which uses inexpensive and easy-to-handle cassette gas as fuel source.

Conclusion

•

As we face the next year, while hoping for the earliest recovery of the global economy and the market situation, Honda will develop business plans based on an assumption that the situation will worsen next year and will navigate the company through this challenge.

•

Especially because this is a difficult time, Honda will not be overwhelmed by immediate matters, but rather, effectively utilize company resources to ensure the steady implementation of long-term initiatives which must be undertaken such as the advancement of environmental technologies. The result of the company’s decisions this time will certainly be realized in the form of attractive new products and technologies in several years. Honda will continue making progress based on the belief that Honda’s new growth potential will become evident beyond that point.

•

Honda is a company driven to achieve continuous growth by the dreams and passions of each Honda associate. Especially when the company faces difficult times, each associate will maintain a high level of initiative and continue challenging.

•	Honda will continue earning even more smiles from its customers by creating attractive new products which only Honda can create.

GS Yuasa and Honda Reach Basic Agreement to Establish Joint Venture Company for Manufacturing, Sales and Research & Development of Lithium-ion Batteries

Tokyo, Japan, December 17, 2008 - GS Yuasa Corporation and Honda Motor Co., Ltd. today announced that they have reached a basic agreement to establish a joint venture company which will manufacture, sell and conduct R&D for high-performance lithium-ion batteries for applications with a central focus on hybrid vehicles. The two companies will now begin concrete discussions with an aim to establish the new company sometime around spring 2009.

It is planned that the ratio of capital investment will be 51% by GS Yuasa and 49% by Honda. The headquarters of the new company is planned to be located in Minami-ku, Kyoto, and the factory is planned to be established within the property of GS Yuasa’s Osadano operation in Fukuchiyama, Kyoto.

Hybrid vehicles are expected to move into the mass-market stage as an effective environmentally-responsible technology from the standpoint of reducing CO2 emissions. The lithium-ion battery offers energy density and power density higher than the nickel-metal-hydride battery, and demand for lithium-ion batteries is therefore expected to grow in the future as the battery of choice for hybrid vehicles. GS Yuasa and Honda determined that development of smaller and lighter lithium-ion batteries with further improved performance should be achieved by combining the technological strengths and know-how of the two companies in the area of manufacturing, sales, and R&D of lithium-ion batteries. Through the development of such batteries, the two companies can demonstrate the maximum synergy effect in the effort to promote the greater market penetration of hybrid vehicles.

The new company will manufacture batteries based on EH6, the lithium-ion battery developed by GS Yuasa. The performance most suitable for next-generation hybrid vehicles will be achieved through a review of certain elements such as the structure and electrode materials.

[About Hamamatsu Factory]

1. Company name	Yet to be determined

2. Establishment	Scheduled for sometime around spring 2009

3. Headquarters (plan)	1, Inobanba-cho, Nishinosho, Kisshoin, Minami-ku, Kyoto (within the Kyoto head office of GS Yuasa)

4. Factory location (plan)	1-37, Osadano-cho, Fukuchiyama-shi, Kyoto (within the GS Yuasa Osadano operation)

5. Capital	Approximately 15 billion yen

6. Capital ratio (plan)	51% GS Yuasa Corporation, 49% Honda Motor Co., Ltd.

7. Description of business	Manufacturing, sales and R&D of lithium-ion batteries

[About GS Yuasa Corporation]

1. Company name	GS Yuasa Corporation

2. Establishment	April 1, 2004

3. Headquarters	1, Inobanba-cho, Nishinosho, Kisshoin, Minami-ku, Kyoto

4. President	Makoto Yoda

5. Capital	16.5 billion yen (as of September 30, 2008)

6. Description of business	Manufacturing and sales of batteries, power supply systems, lighting equipment and other batteries and electric equipment

7. Employment	Consolidated: 12,487

Unconsolidated: 235 (as of September 30, 2008)

[About Honda Motor Co., Ltd.]

1. Company name	Honda Motor Co., Ltd.

2. Establishment	September 24, 1948

3. Headquarters	1-1, 2-chome, Minami-Aoyama, Minato-ku, Tokyo

4. President & CEO	Takeo Fukui

5. Capital	86 billion yen (as of September 30, 2008)

6. Description of business	Manufacturing and sales of motorcycles, automobiles, power products

7. Employment	Consolidated: 185,095

Unconsolidated: 27,275 (as of September 30, 2008)